Exhibit 99.1

NEWS RELEASE

Fortuna intersects 7.3 g/t Au over 16.1 meters and defines second underground shoot at Sunbird, Séguéla Mine, Côte d’Ivoire

Vancouver, October 30, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to report results from ongoing exploration drilling at the Sunbird Deposit, located at the Séguéla Mine in Côte d’Ivoire. Recent drilling has successfully extended high grade mineralization at depth and confirmed the development of a second underground shoot, further supporting the potential for resource growth and mine life extension.

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “Drilling at Sunbird has been very successful in expanding the underground potential, with the deepest holes to date intersecting multiple high grade intervals, including 5.2 g/t Au over an estimated true width of 6.3 meters from 787 meters in drill hole SGRD2460. This result extends the central mineralized zone a further 150 meters down plunge, where it remains open.” Mr. Weedon continued, “Drilling has also been very successful in extending the lower shoot a further 200 meters down plunge, with highlights including 6.0 g/t over an estimated true width of 11.9 meters in drill hole SGRD2461 from 669 meters, the deepest hole completed on this shoot to date, where it also remains open.” Mr. Weedon concluded, “With over 1.5 kilometers of high grade strike now defined below Sunbird, we have initiated an underground study while five drill rigs continue to advance drilling aimed at expanding the mineralized envelope and testing its full extent.”

Sunbird Deposit Drilling Highlights

SGRD2434:	7.3 g/t Au	over an estimated true width of 16.1 meters from 688 meters, including
	19.2 g/t Au	over an estimated true width of 1.4 meters from 688 meters, and
	57.9 g/t Au	over an estimated true width of 0.7 meters from 702 meters, and
	17.5 g/t Au	over an estimated true width of 0.7 meters from 706 meters

SGRD2444:	8.3 g/t Au	over an estimated true width of 11.9 meters from 448 meters

SGRD2452:	9.0 g/t Au	over an estimated true width of 5.6 meters from 658 meters, including
	14.7 g/t Au	over an estimated true width of 0.7 meters from 660 meters, and
	25.0 g/t Au	over an estimated true width of 1.4 meters from 664 meters

SGRD2455:	9.5 g/t Au	over an estimated true width of 5.6 meters from 719 meters, including
	28.5 g/t Au	over an estimated true width of 1.4 meters from 720 meters

SGRD2461:	6.0 g/t Au	over an estimated true width of 11.9 meters from 669 meters, including
	14.5 g/t Au	over an estimated true width of 0.7 meters from 669 meters, and
	22.3 g/t Au	over an estimated true width of 0.7 meters from 678 meters, and
	20.1 g/t Au	over an estimated true width of 0.7 meters from 681 meters

SGRD2470:	15.6 g/t Au	over an estimated true width of 5.6 meters from 483 meters, including
	28.8 g/t Au	over an estimated true width of 0.7 meters from 484 meters, and
	29.6 g/t Au	over an estimated true width of 1.4 meters from 487 meters

SGRD2471:	6.0 g/t Au	over an estimated true width of 9.8 meters from 378 meters, including
	21.6 g/t Au	over an estimated true width of 1.4 meters from 382 meters

A further 40 drill holes, totaling 15,088 meters, have been completed at Sunbird (see Figure 1) as part of the underground resource confidence infill and extension program (see Figure 2). The objectives of the program are twofold: first, to infill and upgrade resource confidence to support the ongoing underground mining study; and second, to extend and expand mineralization a further 400 meters down plunge to the south.

Drilling on the main shoot continues to intersect high grades along the projected plunge, with drill-defined mineralization now extending more than 1.3 kilometers down plunge, approximately 700 meters below surface. Results include 5.2 g/t Au over an estimated true width of 6.3 meters from 787 meters and 5.4 g/t Au over an estimated true width of 4.9 meters from 802 meters in drill hole SGRD2460.

Recent intersections such as 6.0 g/t Au over an estimated true width of 11.9 meters from 669 meters in drill hole SGRD2461 and 13.3 g/t Au over an estimate true width of 3.5 meters from 786 meters in drill hole SGRD2467, highlight the strengthening of a second high grade shoot extending at least 900 meters down plunge from the pit base.

Mineralization remains open at depth and along strike, with drilling to continue through the end of 2025.

Figure 1: Location of the Sunbird Deposit, Séguéla Mine, Côte d’Ivoire

Felsic Volcanics
Volcaniclastics
Basalt-Gabbro-Dolerite
Eastern Andesites
Eastern Schists
Granite
Deposit
Priority prospect
Target
Plant site
P3
8km
BARANA
BADIOR
GABBRO NORTH
5km
P17
P21
PORPHYRY
AGOUTI
KOULA
BOUTI
ANTENNA
BOULDER
KESTREL
WINY
SUNBIRD
KINGFISHER
P1
ANCIEN
N
Fortuna Mining
0
2.5
5km
FOLLY
Date: 05/03/2025

Figure 2: Sunbird Deposit long-section - looking west, Séguéla Mine, Côte d’Ivoire

Refer to Appendix 1 for full details of the drill holes and assay results for this drill program.

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies, and all drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face-sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining sufficient air pressure to prevent groundwater inflow. Where water ingress exceeded air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The remaining 87.5% portion was stored at the drill site until assay results were received and validated. Coarse reject samples corresponding to all significant mineralized samples intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ-sized diameter core before reducing to NQ diameter upon intersecting fresh rock. Core was logged and marked for sampling in standard one-meter intervals or to geological boundaries. Samples were then cut into equal halves using a diamond saw. One half of the core was retained in the original core box and stored in a secure location at the Company’s core yard, while the other half was sampled, placed in sealed bags, and securely stored at site until shipment.

All RC and DD samples were transported by Company vehicle or commercial courier to either the ALS Global preparation laboratory in Yamoussoukro, Cote d’Ivoire, or the Bureau Veritas preparation and analytical laboratory in Abidjan, Cote d’Ivoire. Sample pulps prepared by ALS Global were subsequently shipped via commercial courier to ALS’s facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples at either ALS’s Ouagadougou laboratory or Bureau Veritas’ laboratory in Abidjan. Samples returning assays greater than 10 parts per million of gold were reanalyzed using a 50-gram charge and fire assay with a gravimetric finish.

Quality control procedures included the systematic insertion of blanks, duplicates, and certified reference standards into the sample stream. In addition, both ALS and Bureau Veritas laboratories inserted their own quality control samples to ensure analytical accuracy and precision.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 and is a member of the Australian Institute of Geoscientists (Membership No. 6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. He has verified the data disclosed, including the sampling, analytical, and test data underlying the information or opinions contained herein, by reviewing geochemical and geological databases and inspecting diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, the Company’s proposed exploration plans and objectives at the Sunbird Deposit; statements regarding the potential for resource growth and mine life extension as well as expanding the underground potential; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Séguéla Mine drill program details of the drill holes and assay results for Sunbird Deposit

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD2434	742305	891925	603	740	90	-60	229	233	4	2.8	10.3	RCD	Sunbird
						including	232	233	1	0.7	28.6	RCD	Sunbird
							660	661	1	0.7	41.6	RCD	Sunbird
							664	665	1	0.7	5.2	RCD	Sunbird
							668	671	3	2.1	2.6	RCD	Sunbird
							688	711	23	16.1	7.3	RCD	Sunbird
						including	688	690	2	1.4	19.2	RCD	Sunbird
						and	702	703	1	0.7	57.9	RCD	Sunbird
						and	706	707	1	0.7	17.5	RCD	Sunbird
SGRC2435	742425	892410	563	30	90	-60	Not sampled					RC	Sunbird
SGRD2437	742500	892685	536	37	90	-60	Not sampled					RCD	Sunbird
SGRD2438	742250	891925	589	839.1	90	-60	785	792	7	4.9	6.8	RCD	Sunbird
						including	786	788	2	1.4	15.7	RCD	Sunbird
							817	819	2	1.4	3.3	RCD	Sunbird
SGRD2439	742500	892685	536	540.3	90	-60	445	446	1	0.7	11.3	RCD	Sunbird
							472	477	5	3.5	3.7	RCD	Sunbird
						including	472	473	1	0.7	11.0	RCD	Sunbird
							481	490	9	6.3	7.1	RCD	Sunbird
						including	485	488	3	2.1	10.6	RCD	Sunbird
						and	489	490	1	0.7	12.0	RCD	Sunbird
SGRD2440	742485	892535	546	528.3	90	-60	413	414	1	0.7	7.2	RCD	Sunbird
							493	510	17	11.9	4.0	RCD	Sunbird
SGRC2441	742390	892420	565	95	90	-60	NSI					RC	Sunbird
SGRC2442	742360	892420	565	54	90	-60	Not sampled					RC	Sunbird
SGRC2443	742360	892420	565	140	90	-60	NSI					RC	Sunbird
SGRD2444	742515	892715	541	500	90	-60	121	122	1	0.7	78.9	RCD	Sunbird
							448	465	17	11.9	8.3	RCD	Sunbird
						including	458	462	4	2.8	25.0	RCD	Sunbird
SGRC2445	742400	892268	569	130	90	-60	NSI					RC	Sunbird
SGRC2446	742340	892250	565	180	90	-60	NSI					RC	Sunbird
SGRC2447	742400	892293	567	100	90	-60	NSI					RC	Sunbird
SGRC2448	742389	892317	565	134	90	-60	88	90	2	1.4	16.0	RC	Sunbird
						including	89	90	1	0.7	30.6	RC	Sunbird
							111	112	1	0.7	6.1	RC	Sunbird

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRC2449	742440	892450	559	44	90	-60	Not sampled					RC	Sunbird
SGRC2450	742440	892450	559	44	90	-60	Not sampled					RC	Sunbird
SGRC2451	742440	892450	559	50	90	-60	Not sampled					RC	Sunbird
SGRD2452	742385	892510	569	702	90	-60	79	80	1	0.7	7.3	RCD	Sunbird
							83	84	1	0.7	11.9	RCD	Sunbird
							649	652	3	2.1	6.3	RCD	Sunbird
							658	666	8	5.6	9.0	RCD	Sunbird
						including	660	661	1	0.7	14.7	RCD	Sunbird
						and	664	666	2	1.4	25.0	RCD	Sunbird
SGRD2453	742279	892025	597	114.3	90	-60	Not sampled					RCD	Sunbird
SGRD2454	742590	892700	560	350	90	-60	264	269	5	3.5	2.5	RCD	Sunbird
SGRD2455	742289	892029	602	750	90	-60	708	709	1	0.7	12.2	RCD	Sunbird
							719	727	8	5.6	9.5	RCD	Sunbird
						including	720	722	2	1.4	28.5	RCD	Sunbird
							737	739	2	1.4	3.0	RCD	Sunbird
SGRD2456	742449	892612	548	609	90	-60	565	573	8	5.6	2.9	RCD	Sunbird
							577	581	4	2.8	17.4	RCD	Sunbird
						including	577	579	2	1.4	27.9	RCD	Sunbird
						and	580	581	1	0.7	11.5	RCD	Sunbird
SGRD2457	742595	892752	556	375	90	-60	330	336	6	4.2	4.8	RCD	Sunbird
							339	341	2	1.4	3.4	RCD	Sunbird
SGRD2458	742502	892662	536	520	90	-60	469	473	4	2.8	12.0	RCD	Sunbird
						including	470	473	3	2.1	14.2	RCD	Sunbird
SGRD2459	742400	892612	561	708	90	-60	639	642	3	2.1	4.7	RCD	Sunbird
SGRD2460	742260	891828	590	819.1	90	-60	760	762	2	1.4	9.5	RCD	Sunbird
						including	761	762	1	0.7	12.4	RCD	Sunbird
							787	796	9	6.3	5.2	RCD	Sunbird
						including	791	792	1	0.7	25.3	RCD	Sunbird
							802	809	7	4.9	5.4	RCD	Sunbird
						including	802	803	1	0.7	10.7	RCD	Sunbird
SGRD2461	742389	892462	567	723	90	-60	105	109	4	2.8	2.3	RCD	Sunbird
							662	666	4	2.8	3.5	RCD	Sunbird
							669	686	17	11.9	6.0	RCD	Sunbird
						including	669	670	1	0.7	14.5	RCD	Sunbird
						and	678	679	1	0.7	22.3	RCD	Sunbird
						and	681	682	1	0.7	20.1	RCD	Sunbird

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD2462	742449	892662	534	600.7	90	-60	534	541	7	4.9	2.8	RCD	Sunbird
SGRD2463	742445	892560	553	37	90	-60	Not sampled					RCD	Sunbird
SGRD2464	742446	892560	553	49	90	-60	Not sampled					RCD	Sunbird
SGRD2465	742451	892513	558	550.6	90	-60	7	12	5	3.5	2.7	RCD	Sunbird
							521	530	9	6.3	6.0	RCD	Sunbird
						including	526	527	1	0.7	27.3	RCD	Sunbird
SGRD2466	742389	892561	567	738.3	90	-60	81	82	1	0.7	7.5	RCD	Sunbird
							658	659	1	0.7	5.7	RCD	Sunbird
							674	677	3	2.1	4.2	RCD	Sunbird
SGRD2467	742334	892462	534	801	90	-60	750	759	9	6.3	4.0	RCD	Sunbird
							786	791	5	3.5	13.3	RCD	Sunbird
						including	786	788	2	1.4	27.7	RCD	Sunbird
SGRD2468	742444	892560	553	48	90	-60	Not sampled					RCD	Sunbird
SGRD2469	742495	892586	509	48	90	-60	463	474	11	7.7	2.7	RCD	Sunbird
SGRD2470	742492	892639	509	500.5	90	-60	483	491	8	5.6	15.6	RCD	Sunbird
						including	484	485	1	0.7	28.8	RCD	Sunbird
						and	487	489	2	1.4	29.6	RCD	Sunbird
SGRD2471	742519	892486	541	420.2	90	-60	359	361	2	1.4	4.0	RCD	Sunbird
							378	392	14	9.8	6.0	RCD	Sunbird
						including	382	384	2	1.4	21.6	RCD	Sunbird
SGDD141	742440	892449	545	590.2	90	-60	489	493	4	2.8	6.3	DD	Sunbird
						including	492	493	1	0.7	15.4	DD	Sunbird
							531	532	1	0.7	11.5	DD	Sunbird
							548	549	1	0.7	6.5	DD	Sunbird
							552	556	4	2.8	3.0	DD	Sunbird
							563	566	3	2.1	3.9	DD	Sunbird
SGDD142	742446	892560	526	214.6	90	-60	Not sampled					DD	Sunbird
SGDD143	742450	892563	554	633.3	90	-60	12	14	2	1.4	4.3	DD	Sunbird
							582	594	12	8.4	2.7	DD	Sunbird
							598	599	1	0.7	55.4	DD	Sunbird
							603	606	3	2.1	12.3	DD	Sunbird
						including	604	605	1	0.7	30.4	DD	Sunbird
							609	611	2	1.4	3.2	DD	Sunbird
							624	625	1	0.7	5.3	DD	Sunbird

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. NSI: No significant intercepts

4. ETW: Estimated true width

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail